United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
DOMINO’S PIZZA, INC.

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

April 2, 2012

Dear Fellow Domino’s Pizza Shareholder:

The Humane Society of the United States (HSUS) is the nation’s largest animal protection organization. Supported by more than 12 million people—roughly one in every 28 Americans—The HSUS represents mainstream values and attitudes toward animals. We’re rated a 4-star charity (the highest possible) by Charity Navigator, approved by the Better Business Bureau for all 20 standards for charity accountability, voted by GuideStar’s Philanthropedia experts as the #1 high-impact animal protection group, and named by Worth magazine as one of the 10 most fiscally responsible charities. Additionally, Cone Communications ranked us as having the tenth-strongest brand image of any non-profit organization in the country, and we were the only animal protection charity in that top 10 list.

As proponents of the shareholder resolution on Domino’s 2012 proxy statement requesting that the Board of Directors report on the feasibility of Domino’s ensuring that its pepperoni and ham come from producers that don’t use "gestation crates" to confine breeding pigs, we want to draw your attention to the importance of this vote and explain in more detail than the proxy allows why we believe the proposal is in the company’s and its shareholders’ best long-term interests. We urge you to VOTE FOR PROPOSAL 3 at Domino’s April 25, 2012 annual meeting.

We urge you to VOTE FOR PROPOSAL 3 at Domino’s April 25, 2012 annual meeting.

In recent years, public concern over the treatment of animals raised for food has grown and the decisions the Company makes during this critical time could significantly affect its public image.

Most breeding pigs within Domino’s supply chain are confined day and night during their four-month pregnancy in gestation crates, then they are placed into another crate to give birth. They are re-impregnated and put back into a gestation crate, pregnancy after pregnancy, until they are slaughtered. These crates are about two feet by seven feet, and the pigs cannot even turn around. It adds up to years of extreme confinement, to the point of virtual immobilization.

The alternative to gestation crates, group housing, is better for animal welfare. Due to consumer demand, numerous restaurant companies and retailers have policies to reduce or eliminate their use of pork ingredients from pigs bred using gestation crates.

As just one example, McDonald’s recently announced that it “believes gestation stalls are not a sustainable production system for the future” and stated that “there are alternatives that we think are better for the welfare of sows.” The company went on to announce, “McDonald’s wants to see the end of sow confinement in gestation stalls in our supply chain” and that it will begin a three-month-long assessment with its pork suppliers to determine how it can reach that goal.

While in its proxy, Domino’s claims the discussions it already had with suppliers would result in the same information as the report called for in proposal 3, the discussions listed by Domino’s were a survey of supplier housing methods, rather than a study of the feasibility of gestation crates. Asking suppliers "What do you do?" is not the same as asking them "What could you do?"

Domino’s claims to be just a customer, but so are McDonald’s, Burger King, Wendy’s, and Compass Group-just some of the companies taking action on this important issue. Domino’s is acting-to the detriment of the shareholders-like "the customer is always helpless" instead of "the customer is always right." Producers meet customer demand, not the other way around.

Additionally, it is in shareholders’ best interest for Domino’s to demand that "the customer is always right." We wonder what would happen if this were, for example, a food safety issue that Domino’s claimed it had little control over.

As documented in the enclosed materials, Domino’s refusal to address this confinement practice that most Americans oppose and that is increasingly being legislated against puts the company at financial and reputational risk.

For these reasons and those discussed in the attached memo, The HSUS urges you to vote FOR Proposal 3.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR Proposal 3 on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Grounds to vote FOR Domino’s Pizza Proposal 3 requesting that the Board of Directors report on the feasibility of Domino’s ensuring that its pepperoni and ham come from producers that don’t use "gestation crates" to confine breeding pigs.

Date:	April 2, 2012

Contact:	Kristie Middleton, The Humane Society of the United States
(240) 620-3688 or kmiddleton@humanesociety.org
/s/ Kristie Middleton

I.	Introduction

We urge shareholders to vote “FOR” Proposal 3 in Domino’s 2012 Notice of Annual Meeting. The proposal would request that the Board of Directors report on the feasibility of Domino’s ensuring that its pepperoni and ham come from producers that don’t use "gestation crates" to confine breeding pigs. This would bring Domino’s Pizza in line with a growing number of its competitors in the restaurant industry.

Please consider the following information about gestation crate confinement of breeding pigs:

Legislation:

•
Eight U.S. states—including Michigan, Domino’s home state—have passed laws banning the confinement of pigs in gestation crates, as has the European Union. Other states include Florida, Ohio, Arizona, California, Colorado, Maine, and Oregon.

•
The Prevention of Farm Animal Cruelty Act (Proposition 2), asked California voters, in 2008, whether to ban the practice of cramming pigs into gestation crates; the vote passed by an overwhelming margin, and received more votes in its favor than any other citizen initiative has received in the state’s history.12

1 See e.g. Official Voter Information Guide, Prop.2, Standards for Confining Farm Animals (available at http://voterguide.sos.ca.gov/past/2008/general/argu-rebut/argu-rebutt2.htm). Accessed 15 March 2012.
2 2008. "Statement of Vote: 2008 General Election." California Secretary of State. P. 13. 4. November. http://www.sos.ca.gov/elections/sov/2008_general/sov_complete.pdf. Accessed 18 March 2012.

Corporate Progress:

•	Numerous corporations are including gestation crate-free pork into their supply chains. These companies include Burger King, Wendy’s, Sonic, Carl’s Jr., Hardee’s and Quiznos. 3 4 5 6 7

•
McDonald’s recently announced that it “believes gestation stalls are not a sustainable production system for the future” and stated that “there are alternatives that we think are better for the welfare of sows.” The company went on to announce: “McDonald’s wants to see the end of sow confinement in gestation stalls in our supply chain.”8 Other companies—like Whole Foods, Chipotle, and Wolfgang Puck—only use gestation crate-free pork.

•
Wendy’s recently raised its animal welfare standards, stating "Wendy’s is working with its U.S. and Canadian pork suppliers to eliminate the use of sow gestation stalls over time. The Company believes that confining sows in gestation stalls is not sustainable over the long term, and moving away from this practice is the right thing to do."9

•	Supermarket chains are also getting on board: Safeway, Harris Teeter, and Winn-Dixie have policies to increase their gestation crate-free pork sales.

•
The world’s largest food-service provider, Compass Group, announced it is switching all 38 million pounds a year of pork it uses to gestation crate-free by 2017. Compass runs the dining operations at 10,000 colleges, universities, hospitals, government buildings and other institutions in the U.S.

3 Martin A. 2007. Burger King shifts policy on animals. The New York Times. 28 March. http://www.nytimes.com/2007/03/28/business/28burger.html?ei=5124&en=7104231631119310&ex=1332734400&pa. Accessed 2 March 2012.
4 2011. Wendy’s Animal Welfare Program: 2011 Report. http://www.aboutwendys.com/uploadedFiles/Content/Page_Specific/Responsibility/AnimalWelfareBrochure.pdf. Accessed 6 March 2012.
5 Sonic’s Animal Welfare Goals and Mission. http://www.sonicdrivein.com/pdfs/documents/animal_welfare.pdf. Accessed 6 March 2012.
6 Associated Press. 2007. Hardee’s, Carl’s Jr. and PETA reach deal. MSNBC.com. September 27. http://www.msnbc.msn.com/id/20990492/ns/business-retail/t/hardees-carls-jr-peta-reach-deal/#.T1at-HnLtEM. Accessed 6 March 2012.
7 2009. Quiznos: more pork from crate-free environments. PigProgress.Net. 17 February. http://www.pigprogress.net/news/quiznos-more-pork-from-crate-free-environments-2613.html. Accessed 6 March 2012.
8 2012. McDonald’s Takes Action Toward Ending Gestation Stall Use. 13 February. http://www.aboutmcdonalds.com/content/dam/AboutMcDonalds/Newsroom/HUSUS%20McD%20gestation%20stall%20release%20FINAL.pdf. Accessed 4 March 2012.
9 2012. Wendy's Raises Animal Welfare Standards for Chicken, Pigs. 22 March. http://www.aboutwendys.com/uploadedFiles/Content/News/Animal%20Welfare%20NR_FINAL.pdf. Accessed 26 March 2012.

Public Sentiment:

•	Burger King stated, "For almost a decade, we have used our purchasing power to encourage positive steps in … the production of cage-free animal products."10

•
In a news release about its animal welfare policy, fast food chain Sonic stated, "Preventing … abuse is our corporate responsibility and quite simply, the right thing to do."11 Its Animal Welfare Goals and Missions states, "The pork industry is moving away from the practice of confining sows in gestation crates to housing them in group pens and Sonic supports this change."12

•
An American Farm Bureau-funded opinion poll found that 95 percent of people believe that farm animals are well cared for but that the vast majority of people do not think gestation crates are humane.13

•
According to a 2007 Oklahoma State University study, consumers express a strong desire for high standards of farm animal care. The authors concluded that consumers, "generally view cages as inhumane."14

•	An American Farm Bureau-funded opinion poll found that 89 percent of people believe that food companies that require farmers to treat their animals better are doing the right thing.15

•	Food industry consultant, Technomic, found animal welfare to be the third-most important social issue to American restaurant patrons.16

•
A 2010 survey by Context Marketing found that 69% of consumers will pay more for “ethically produced” foods and 91% include animal welfare in their criteria for whether something is ethically produced.17

10 Burger King. 2008. “Burger King System Achieves 2007 Animal Welfare Goals.” Available from www.bk.com/en/us/company-info/press/press-release1109.html. Accessed 13 July 2011.
11 Sonic. 2011. “Strictly Business.” Available from www.sonicdrivein.com/business/giving/index.jsp. Accessed 13 July 2011.
12 Sonic. 2011. “Animal Welfare Goals and Mission. Available from http://www.sonicdrivein.com/pdfs/documents/animal_welfare.pdf. Accessed 4 March 2012.
13 Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.
14 Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.
15 Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.
16 Luna, Nancy. 2007. Restaurants Adopt Humanity, Orange County Register. 11 May. Available from www.ocregister.com/ocregister/money/article_1690888.php. Accessed 15 March 2012.
17 Context Marketing. 2010. Ethical Food: A Research Report On The Ethical Claims That Matter Most To Food Shoppers And How Ethical Concerns Influence Food Purchases. March.

•
In response to McDonald’s announcement that it will require its pork suppliers to provide plans to phase out gestation crates, the Chicago Sun-Times editorialized, “In Illinois, the next humane step would be a state ban on gestational cages. Pigs confined so tightly develop health problems that require antibiotics, raising human health concerns. More than that, the cages are simply cruel.”18

•
Mark Bittman, columnist for The New York Times wrote, “a gestation crate is an individual metal stall so small that the sow cannot turn around; most sows spend not only their pregnancies in crates, but most of their lives. For humans, this would qualify as “cruel and unusual punishment,” and even if you believe that pigs are somehow “inferior,” it’s hard to rationalize gestation crates once you see what they look like.”19

•
Concerning California’s law to criminalize gestation crates, The New York Times wrote, “The mantra of industrial farming has always been efficiency, but efficiency has come to mean a pregnant sow — millions of them — confined in a gestation crate barely 2 feet wide and only as long as she is.” The Times continued, “No philosophy can justify this kind of cruelty, not even the philosophy of cheapness.”20

•
Citigroup wrote in a 2008 “Restaurant Industry Initiation” report that, “There are also a number of potential headline risks that could tarnish the image of restaurant companies, including concerns over animal cruelty…”21

•
A 2010 New York Times editorial stated, “There is no justification, economic or otherwise, for the abusive practice of confining animals in spaces barely larger than the volume of their bodies. Animals with more space are healthier, and they are no less productive. Industrial confinement is cruel and senseless and will turn out to be, we hope, a relatively short-lived anomaly in modern farming.”22

•	In making his predictions for 2011, food industry trends analyst Phil Lempert, “The Supermarket Guru,” wrote, “Move over local. Move over organic. Humane is stepping in.”23

18 Editorial. 2012. Editorial: Illinois, like McDonald’s, should ban cruel cage. Chicago Sun-Times. 14 February. http://www.suntimes.com/opinions/10637928-474/editorial-illinois-like-mcdonalds-should-ban-cruel-cage.html. Accessed 6 March, 2012.
19 Bittman, Mark. 2012. OMG: McDonald’s Does the Right Thing. New York Times. 13 February. http://opinionator.blogs.nytimes.com/2012/02/13/omg-mcdonalds-does-the-right-thing/. Accessed 6 March 2012.
20 Editorial, 2008. Standing, Stretching, Turning Around, New York Times. 8 October.
21 Citigroup Global Markets. 2008. Industry Focus: Restaurants. 5 December: 28.
22 Editorial Board. 2010. A Humane Egg. New York Times. 11 July. Available from www.nytimes.com/2010/07/12/opinion/12mon4.html. Accessed 13 July 2011.
23 Lempert, Phil. 2010. Humane the New Local? 10 September. Available from http://www.supermarketguru.com/index.cfm/go/sg.viewArticle/articleId/1518. Accessed 13 July 2011.

Animal Cruelty:

•
The majority of pork products used for Domino’s ingredients come from suppliers who confine breeding pigs in gestation crates. Gestation crates are individual, concrete-floored metal stalls measuring roughly 2 feet by feet, only slightly larger than the animal and so severely restrictive that the sows are unable even to turn around.24 As a result of the intensive confinement, crated sows suffer a number of welfare problems, including poor hygiene, risk of urinary infections, weakened bones, overgrown hooves, poor social interaction, lameness, behavioral restriction, and stereotypies. The European Union Scientific Veterinary Committee (SVC) criticized gestation crates in its 1997 report, “The Welfare of Intensively Kept Pigs,” and concluded: “No individual pen should be used which does not allow the sow to turn around easily.”25

•
There is substantial scientific evidence supporting the view that confining pigs so restrictively is detrimental to their welfare. Colorado State University Department of Animal Science professor Dr. Bernard Rollin states, “Animals that like to move and are built to move are surely affected negatively if they cannot do so.”26

•
The Pew Commission on Industrial Farm Animal Production—an independent panel chaired by former Kansas Governor John Carlin that included former U.S. Secretary of Agriculture Dan Glickman—recommended “the phase-out … of all intensive confinement systems that restrict natural movement and normal behaviors, including swine gestation crates.”27

•	Renowned farm animal expert Dr. Temple Grandin has repeatedly condemned gestation crates, saying, “gestation stalls have got to go.”28

24 Commission of the European Communities. 2001. COM (2001) 20 final 2001/0021 (CNS) Communication from the Commission to the Council and the European Parliament on the welfare of intensively kept pigs in particularly taking into account the welfare of sows reared in varying degrees of confinement and in groups. Proposal for a Council Directive amending Directive 91/630/EEC laying down minimum standards for the protection of pigs.
25 Scientific Veterinary Committee, Animal Welfare Section. 1997. The welfare of intensively kept pigs. For the European Commission; Report nr Doc XXIV/B3/ScVC/0005/1997, p. 100. http://ec.europa.eu/food/fs/sc/oldcomm4/out17_en.pdf. Accessed November 1 March 2012.
26 Rollin BE. 1995. Farm Animal Welfare: Social, Bioethical, and Research Issues (Ames, IA: Iowa State Press, p. 77).
27 The Pew Commission on Industrial Farm Animal Production. 2008. Putting meat on the table: industrial farm animal production in America. Available from www.pewtrusts.org/uploadedFiles/wwwpewtrustsorg/Reports/Industrial_Agriculture/PCIFAP_FINAL.pdf. Accessed 2 March 2012.
28 Walzer, Phillip. 2012. Temple Grandin appears in Smithfield Foods videos. Virginian-Pilot. 10 April. http://hamptonroads.com/2011/04/temple-grandin-appears-smithfield-foods-videos. Accessed 6 March 2012.

Economics

•
Iowa State University, the state school for the top pork producing state in the U.S., conducted a two-and-a-half year study supported by the USDA that concluded it can cost pork producers “11 percent less” to breed pigs without gestation crates.

Conclusion

The confinement of pigs in gestation crates is simply out of step with the mainstream sentiments of the American public, and movement away from using pork from producers that are using gestation crates will only continue to grow. Given all of the above implications, we believe it is in shareholders’ best interest to support this modest resolution, which will simply request that the Board of Directors report on the feasibility of Domino’s ensuring that its pepperoni and ham come from producers that don’t use "gestation crates" to confine breeding pigs.

Thank you for your time and attention. Please vote FOR Proposal 3 on the Company’s proxy statement.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR Proposal 3 on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.